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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K



[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

For the fiscal year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from................ to...............

                          Commission file number 1-4982

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        COMMERCIAL INTERTECH 401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PARKER-HANNIFIN CORPORATION
                             6035 PARKLAND BOULEVARD
                           CLEVELAND, OHIO 44124-4141

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                        Commercial Intertech 401(k) Plan

                          Audited Financial Statements

                     Years ended December 31, 2001 and 2000

                                    Contents

Report of Independent Auditors ......................................  1

Financial Statements

Statements of Net Assets Available for Benefits .....................  2
Statement of Changes in Net Assets Available for Benefits ...........  3
Notes to Financial Statements .......................................  4

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                         Report of Independent Auditors

Administrative Committee
Commercial Intertech 401(k) Plan

         We have audited the accompanying statements of net assets available for benefits of the Commercial Intertech 401(k) Plan ("the Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Commercial Intertech 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Hausser + Taylor LLP
Beachwood, Ohio
June 19, 2002

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                        Commercial Intertech 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                            December 31,
                                                         2001           2000
                                                   -----------------------------
Assets
Investments                                        $      --         $46,691,685

Cash and cash equivalents                                 --              81,652
Interest receivable                                       --               9,063
Employee contributions receivable                         --             265,605
Due from securities sold                                                 490,976
                                                   -----------       -----------
                                                          --             847,296
                                                   -----------       -----------

Net assets available for benefits                  $      --         $47,538,981
                                                   ===========       ===========


See notes to financial statements.

                                       2

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                        Commercial Intertech 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

Additions
Employee contributions                                         $      3,294,916
Interest income                                                          99,956
Dividend income                                                         856,646
                                                               -----------------
                                                                      4,251,518
Deductions
Distributions                                                         8,378,481
                                                               -----------------
                                                                      8,378,481

Net depreciation in fair value of investments                        (4,497,241)
                                                               -----------------
Net decrease                                                         (8,624,204)

Transfers To the Plan                                                   340,781
Transfers From the Plan                                             (39,255,558)

Net assets available for benefits at beginning of year               47,538,981
                                                               -----------------

Net assets available for benefits at end of year               $         -
                                                               =================

See notes to financial statements.

                                       3

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                        Commercial Intertech 401(k) Plan

                         Notes to Financial Statements

                               December 31, 2001

A.   Description of the Plan

The Commercial Intertech 401(k) Plan (the "Plan") was merged into the Parker Retirement Savings Plan effective December 31, 2001. The Plan consisted of a pre-tax savings program, under which participants could elect to contribute up to 18% of their compensation, on a tax-deferred basis, into the Plan. Prior to September 1, 1997, the Plan consisted of a pre-tax savings program allowing contributions up to 15% of a participant's compensation and a post-tax program under which participants could contribute up to an additional 10% of their compensation. Participant contributions were subject to IRS limitations.

Effective January 1, 1999, the Plan was amended to allow participation by eligible employees on and after the first day of the first month following the date the employee reached age 18 and completed six months of eligibility service. This amendment did not have a significant impact on the net assets available for benefits. Prior to January 1, 1999, the Plan allowed participation by eligible employees on and after the first day of the first month following the date the employee completed the earlier of (1) six months and 500 hours of eligible service or (2) one year of eligible service.

Employee contributions were accrued as additions to the Plan on a monthly basis. Parker Hannifin Corporation (the "Company") contributed, into the Commercial Intertech Employee Stock Ownership Plan (the "ESOP", which is a separate plan), 50% (currently made in common shares of Company stock) of the first 6% of eligible compensation that a participant contributed into the Plan on a tax-deferred basis.

The Company was obligated to make matching contributions in cash to the ESOP which, when aggregated with the ESOP's dividends on shares and interest earnings, equaled the amount necessary to enable the ESOP to make its regularly scheduled payments of principal and interest due on its Notes. This contribution enabled the ESOP to allocate an appropriate number of shares to participants (see above). Should the value of shares allocated be less than the required matching contribution, the Company would make additional contributions to the ESOP in the form of common stock or cash. Should the value of shares allocated be more than the required matching contributions, any excess value of shares released over the required amount would be allocated proportionately to each participant's account in the ESOP based upon the ratio of the participant's current Company matching contribution to the ESOP for the Plan year to the aggregate Company matching contributions to the ESOP for all participants for the Plan year. ESOP Plan participants, under certain conditions, are allowed to diversify their ESOP account balance by a rollover to this Plan, which is recorded as a transfer to the Plan.

The Plan was subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and provided for separate investment options in one or more funds as directed by the participants. Participants could change investment options at any time.

                                       4

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                        Commercial Intertech 401(k) Plan

                    Notes to Financial Statements (continued)


A.  Description of the Plan (continued)

All investment account dollars that resulted from employee contributions and related investment results were immediately vested. There were no non-vested assets in the Plan attributable to terminated employees at December 31, 2001 and 2000.

The Plan also provided for withdrawal: (1) in cases of financial hardship, (2) upon attainment of age 59-1/2, and (3) of the post-tax savings program contributions. Participating employees could borrow up to the lesser of 50% of their account balance attributable to employee contributions or $50,000. The amount borrowed was repaid to the participant's account via payroll deductions and carried an interest charge at the prime rate of interest at the date of the loan plus 1%.

The Plan administrator was the Company. The trust department of UMB Bank, an independent third-party bank, was the Plan's trustee. The Company had the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA. The Company paid all significant administrative expenses.

Upon termination of the Plan, amounts credited to each participant's account would have been 100% vested and nonforfeitable. Additionally, the interest of each participant in the trust fund would have been distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

The foregoing description of the Plan provides only general information. Additional information about the Plan may be obtained from the Plan agreement, which provides a more complete description of the Plan's provisions.

B.  Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan were maintained on the accrual basis through the year ended December 31, 2001 and the accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. There would have been no adjustments to the financial statements to restate the financial statements on a liquidation basis of accounting as a result of the merger of the Plan into the Parker Retirement Savings Plan effective as of the close of business December 31, 2001.

                                       5

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                        Commercial Intertech 401(k) Plan

                    Notes to Financial Statements (continued)

B.  Summary of Significant Accounting Policies (continued)

Valuation of Investments

Investments consisting of common shares of the Company are carried at the closing market price on the last business day of the Plan's year. Investments in registered investment company funds (American Century Ginnie Mae, Strategic
Allocation: Conservative, Strategic Allocation: Moderate, Strategic Allocation:
Aggressive, Equity Index, Value, Equity Growth, Ultra, Vista, and International Growth Funds) and in common/collective trusts (American Century Stable Asset
Fund) are carried at the fair value of their underlying assets as of the last business day of the Plan's year as determined by their respective Investment Managers. Participant loans receivable are valued at cost which approximates fair value.

Cash Equivalents

Cash Equivalents consist of a money market mutual fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.  Income Tax Status

The Internal Revenue Service ruled that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and was, therefore, not subject to tax under present income tax laws. The Plan was amended periodically to conform with current income tax laws. The Company believes that the Plan was designed and operated in compliance with the applicable requirements of the IRC.

D.  Transactions with Parties-in-Interest

The Plan purchased shares of Company common stock for $1,247,376 and sold shares of Parker common stock for $2,141,593 during the year ended December 31, 2001. The Plan also received dividends of $102,950 on Company common stock during the year ended December 31, 2001.

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                        Commercial Intertech 401(k) Plan

                    Notes to Financial Statements (continued)

E.   Investments

The following presents individual investments that represent 5% or more of the Plan's net assets at fair value as of December 31:

                                                                      2000
                                                               ----------------
        Parker Hannifin Corporation common stock;
           157,502 shares                                      $    6,949,776
        American Century Stable Asset Fund                          6,767,993
        American Century Equity Index Fund                          3,832,677
        American Century Equity Growth Fund                         5,277,166
        American Century Ultra Fund                                 8,240,427
        American Century Vista Fund                                 3,508,588
        American Century International Growth Fund                  3,144,480

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

     Registered Investment Companies                           $   (4,393,094)
     Common/Collective Trusts                                          (3,199)
     Common Stock                                                    (100,948)
                                                               ---------------

     Net depreciation in aggregate fair value of investments   $   (4,497,241)
                                                               ===============


F.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                               December 31,
                                                           2001          2000
                                                         ----------------------
    Net assets available for benefits per the financial
      statements                                          $ --     $ 47,538,981
    Amounts allocated to withdrawing participants           --          (24,962)
                                                                   ------------
    Net assets available for benefits per the
      Form 5500                                           $ --     $ 47,514,019
                                                                   ============

                                       7

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                        Commercial Intertech 401(k) Plan

                    Notes to Financial Statements (continued)


F.  Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of distributions paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

    Distributions paid to participants per the financial statements $ 8,378,481 Less amounts allocated to withdrawing participants at
     December 31, 2000                                                  (24,962)
                                                                    ------------
    Benefits paid to participants per the Form 5500                 $ 8,353,519
                                                                    ============

                                       8

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 27, 2002                 Commercial Intertech 401(k) Plan


                                    By:  /s/ Michael J. Hiemstra
                                         --------------------------
                                         Michael J. Hiemstra
                                         Executive Vice President-
                                         Finance and Administration and
                                         Chief Financial Officer
                                         Parker Hannifin Corporation

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